Classified Films, LLC. (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Accountant's Compilation Report

Years ended December 31, 2019 & 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Officers and Directors
Classified Films, LLC

Management is responsible for the accompanying financial statements of Classified Films, LLC which comprise the statement of financial position as of December 31, 2018 and 2019, and the related statement of operations, members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
October 8th, 2020
Vincenzo Mongio

Statement of Financial Position

	Total	
	As of Dec 31, 2019	As of Dec 31, 2018
Assets		
Current Assets		
Cash and Cash Equivalents	2,333	4,511
Refundable Deposit	4,204	-
Total Current Assets	6,537	4,511
Non-Current Assets		
Production Costs	155.297	5,518
Total Non-current Assets	155,297	5,518
Total Assets	161,834	10,029
Liabilities and Equity		
Accounts Payable	5,619	-
Film Financing Loans	180,980	12,010
Total Liabilities	186,599	12,010
Equity		
Owner's Investment	-	-
Retained Earnings	(24,765)	(1,981)
Total Equity	145,024	10,029
Total Liabilities and Equity	161,834	10,029

Statement of Operations

	Total	
	Jan - Dec 2019	Jan - Dec 2018
Other Revenue	462	-
Gross Profit	462	-
Operating Expenses		
General and Administrative	12,606	1,934
Travel Expenses	9,755	46
Marketing Expense	550	-
Interest Expense	335	-
Total Operating Expenses	23,246	1,981
Net Operating Loss	(22,784)	(1,981)

Statement of Cash Flows

	Total	
	Jan - Dec 2019	**Jan - Dec 2018**
Operating Activities		
Net Loss	(22,784)	(1,981)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase in Credit Card Payable	5,619	-
Net Cash Flows from Operating Activities	(17,165)	(1,981)
Investing Activities		
Production Costs	(149,780)	(5,518)
Refundable Deposit Paid	(4,204)	-
Net Cash Flows from Investing Activities	(153,984)	(5,518)
Financing Activities		
Proceeds from Member's Contributions	168,970	12,010
Net Cash Flows from Financing Activities	168,970	12,010
Net Increase in Cash	(2,179)	4,511
Cash and Cash Equivalents - Beginning of Period	4,511	-
Cash and Cash Equivalents - End of Period	2,333	4,511

Statement of Changes in Member's Equity

	Total	
	Jan - Dec 2019	**Jan - Dec 2018**
Beginning Balance	(1,981)	-
Contributions	-	-
Net Loss for the Period	(22,784)	(1,981)
Distributions	-	-
Ending Balance	(24,765)	(1,981)

Classified Films, LLC

Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Classified Films, LLC. ("the Company") is formed under the laws of the State of New York. The Company is producing a film with the intention of earning revenue from various distribution platforms.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs are generally expensed as costs are incurred and are reflected in marketing expense.

General and Administrative

General, and administrative expenses consist of expenses for general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a passthrough entity and any associated income tax is computed and paid by the members of the business.

Production Costs - ASC 926-20

The company capitalizes direct negative costs incurred in the physical production of the film, as well as allocations of production overhead and capitalized interest. Examples of direct negative costs include costs of story and scenario; compensation of cast, directors, producers, extras, and miscellaneous staff; costs of set construction and operations, wardrobe, and accessories; costs of sound synchronization; rental facilities on location; and postproduction costs such as music, special effects, and editing.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Film Financing Loans

The company has entered into various Film Financing Agreements with various parties. The terms of repayment call for repayment of 120% of the loaned money until the break-even point. Once repaid and the break-even has been reached, the investor will have a right to revenue participation at a rate of 2.1% of investor's 50% share of all net profits derived by Production Company from the distribution and exploitation of the Film in any, every and all markets and media, whether now known or hereafter discovered, throughout the universe, in perpetuity. The loaned monies do not need to be repaid in the event of a failed production.

Of these loans, a total of $145,980 was invested into the Company by related parties of the owners of the Company.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 – Member's Equity

The company is a multimember LLC which is currently comprised of multiple members. Profit allocations are made in accordance with their pro-rata capital investment.

Note 6 - Related Party Transactions

Refer to note 3 for material related party transactions for the period.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 8th, 2020, the date these financial statements were available to be issued. The company has since raised $191K in debt financing where the holders are entitled to repayment plus a 20% return and a revenue participation right as described in note 3.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration risk: Product

We currently provide a single product offering and do not plan to offer any additional products. If we are not successful in developing, marketing, and distributing the motion picture we may never realize a profit.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our company less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Other

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, pandemics, and labor strikes. Events of this nature could have an impact on both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project.

Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depends on external forces, outside of the control of the company.

Receipt of revenue is often tied to third party companies such as sales agents, distributors, and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach the Company as a result of a third-party claiming bankruptcy or refusal to pay.